UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2005

Commission file number 001-09553

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

CBS 401(k) PLAN
(formerly known as Viacom 401(k) Plan)

(Full title of the plan)

CBS CORPORATION

(Name of issuer of the securities held pursuant to the plan)

51 West 52nd Street

New York, New York  10019

(Address of principal executive offices)

CBS 401(k) PLAN

FINANCIAL STATEMENTS AND EXHIBIT

DECEMBER 31, 2005

INDEX

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of net assets available for benefits at December 31, 2005 and 2004	2

Statement of changes in net assets available for benefits for the year ended December 31, 2005	3

Notes to financial statements	4-15

Schedule
Supplemental Schedule: Schedule H, line 4i - Schedule of assets held at end of year	S-1

All other schedules required by the Department of Labor Rules and Regulations for
Reporting and Disclosure under ERISA are omitted as not applicable or not required.

Signatures	S-2

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
CBS 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CBS 401(k) Plan, (formerly Viacom 401(k) Plan), (the “Plan”) at December 31, 2004 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 23, 2006

CBS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	At December 31,
	2005	2004
Assets
Cash and cash equivalents	$67	$69

Investments:
Investments, at fair value	797,481	811,533
Investments in master trust investment accounts	1,461,213	1,353,641
Participant loans	32,074	31,033

Receivables:
Employee contributions	1,885	1,222
Employer contributions	705	455
Investment income	788	781
Total assets	2,294,213	2,198,734

Liabilities
Accrued expenses and other liabilities	710	494
Due to broker for securities purchased, net	739	247
Net assets available for benefits	$2,292,764	$2,197,993

The accompanying notes are an integral part of these financial statements.

CBS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended
December 31, 2005
Additions to net assets attributed to:
Investment income:
Dividends	$13,752
Interest	1,817
Income from master trust investment accounts	73,128

Contributions:
Employee	137,264
Employer	45,690
Rollover	12,364

Plan transfers and mergers (Note 2)	8,898
Total additions	292,913

Deductions from net assets attributed to:
Benefits paid to participants	(181,855)
Net depreciation in fair value of investments	(14,392)
Plan expenses	(1,895)
Total deductions	(198,142)
Net increase	94,771
Net assets available for benefits, beginning of year	2,197,993
Net assets available for benefits, end of year	$2,292,764

The accompanying notes are an integral part of these financial statements.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1—THE SEPARATION

The separation of former Viacom Inc. (“Former Viacom”) into two publicly traded entities, CBS Corporation (the “Company” or “CBS Corp.”) and new Viacom Inc. (“New Viacom”) was completed on December 31, 2005 (the “Separation”). The Separation was accomplished pursuant to a merger in which a subsidiary of Former Viacom was merged with and into Former Viacom, with Former Viacom continuing as the surviving entity. On December 31, 2005, Former Viacom was renamed “CBS Corporation” and each outstanding share of Former Viacom class A common stock was converted into .5 of a share of CBS Corp. Class A Common Stock and .5 of a share of New Viacom class A common stock and each outstanding share of Former Viacom class B common stock was converted into .5 of a share of CBS Corp. Class B Common Stock and .5 of a share of New Viacom class B common stock (“Share Conversion”). As a result of the Separation, the Viacom 401(k) Plan is now known as the CBS 401(k) Plan (the “Plan”). A new Viacom 401(k) plan was established by New Viacom on January 1, 2006. The new Viacom 401(k) plan provides for substantially the same provisions and the same investment options as the CBS 401(k) Plan. In January 2006, net assets of approximately $386 million held in accounts for approximately 16,700 participants who were employed by New Viacom were transferred out of the CBS 401(k) Plan and into the new Viacom 401(k) Plan. Accordingly, at December 31, 2005 the net assets available for benefits include net assets attributable to participant accounts for employees of both CBS Corp. and New Viacom.

NOTE 2—PLAN DESCRIPTION

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan, sponsored by the Company, is a defined contribution plan offered on a voluntary basis to substantially all of the employees of the Company and its subsidiaries.

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Part-time, freelance or project-based employees are eligible to participate in the Plan upon attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Employee Retirement Income Security (“ERISA”) Act of 1974, as amended, and is administered by a retirement committee appointed by the Company’s Board of Directors (the “Board”).

Mellon Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan. Certain Plan investments are shares of funds managed by the Trustee or companies affiliated with the Trustee

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

and therefore qualify as a party-in-interest transaction. In addition, certain Plan investments are shares of Former Viacom and therefore qualify as a party-in-interest transaction.

Plan Transfers and Mergers

During the fourth quarter of 2004, the Company acquired the remaining interest in SportsLine.com, Inc. that it did not own. Effective January 1, 2005, all active participants in the SportsLine.com, Inc. Retirement Plan (the “SportsLine Plan”) were eligible to participate in the Plan. Effective after the close of business on March 31, 2005, the SportsLine Plan, including net assets of $4,222,311, was merged into the Plan.

The Viacom Employee Savings Plan (the “ESP Plan”) was a defined contribution plan established by Former Viacom designed for certain employees of Former Viacom who were (i) covered by a collective bargaining agreement and (ii) not entitled to receive employer matching contributions. Effective after the close of business on June 14, 2005, the ESP Plan, including net assets of $4,675,910, was merged into the Plan. At that date, all active participants in the ESP Plan were eligible to participate in the Plan.

In connection with the plan transfers and mergers, participants’ accounts were transferred to the funds that the investment committee determined to be of a similar nature.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and the participant’s share of the Plan’s gains or losses, net of certain plan expenses.

During 2005, plan participants had the option of investing their contributions or existing account balances among fifteen investment options. These investment options include master trust investment accounts (“Master Trust Investment Accounts” or “MTIAs”), commingled trust funds (“common collective trusts”), registered investment companies (mutual funds) and Former Viacom class B common stock. Effective December 31, 2005, as a result of the Separation, each outstanding share of Former Viacom class A common stock was converted into .5 of a share of CBS Corp. Class A Common Stock and .5 of a share of New Viacom class A common stock and each outstanding share of Former Viacom class B common stock was converted into .5 of a share of CBS Corp. Class B Common Stock and .5 of a share of New Viacom class B common stock (“Share Conversion”). Participant accounts were adjusted to reflect the Share Conversion on January 3, 2006, the first day of trading for CBS Corp. and New Viacom common stock.

Participants may also elect to open a self-directed brokerage account (“SDA”). Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the INVESCO Stable Value Fund (“INVESCO Fund”). A participant may transfer

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

up to 25% of his or her account balance (net of loans) to the SDA. The initial transfer to the SDA may not be less than $2,500 and subsequent individual transfers may not be less than $1,000.

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Code limitations set forth below. The level of employer matching contributions is entirely at the discretion of the Board for all participants in the Plan. Effective February 1, 2005, the Board set the employer’s matching contribution at 60% of the first 5% of eligible compensation for the following twelve-month period. This matching contribution is consistent with the Board’s February 1, 2004 election for the matching contribution from February 2004 through January 2005.

Any full-time newly hired employee is immediately eligible to participate in the Plan and deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 5% of the employee’s eligible compensation upon his or her date of hire. Prior to December 9, 2005, any such deemed authorization takes effect following the 60th day the employee becomes eligible to participate in the Plan. However, a deemed authorization does not take effect if, during the 60-day period, the employee elects not to participate in the Plan or to participate at a different contribution rate. Effective December 9, 2005, the period in which the deemed authorization takes effect was decreased to 45 days.

During 2005, employer matching contributions were initially invested entirely in Former Viacom class B common stock. Fully vested participants can transfer employer matching contributions to any other investment fund offered under the Plan (see Note 6). Beginning in 2006, as a result of the Separation, employer matching contributions will be initially invested entirely in CBS Corp. Class B Common Stock. Effective January 1, 2006, participants are permitted to immediately transfer their Company matching contributions out of CBS Corp. Class B Common Stock and into any other investment option regardless of vesting. All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions. These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions is $4,000 in 2005.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis to $14,000 for 2005. Total compensation considered under the Plan, based on Code limits, may not exceed $210,000 for 2005. The Code also limits annual aggregate participant and employer contributions to the lesser of $42,000 or 100% of compensation in 2005. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions vest at 20% per year of service, becoming fully vested after five years of service. If participants terminate employment prior to being vested in their employer matching contributions the non-vested portion of their account is forfeited and may be used to reduce future employer matching contributions and to pay administrative expenses. Forfeitures are recorded at the time vested benefits are distributed. Employer matching contributions of approximately $1,490,000 and $1,156,000 were forfeited in 2005 and 2004, respectively. The Company utilized forfeitures of approximately $1,010,000 to reduce matching contributions and $584,000 to pay administrative expenses during 2005. As of December 31, 2005 and 2004, the Company had forfeitures of approximately $1,752,000 and $1,438,000, respectively, available to be used as noted above.

Loans Outstanding

Participants may request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved. Principal and interest is payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participants’ then current investment elections.

The loans outstanding carry interest rates ranging from 4.01% to 11.50% as of December 31, 2005.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Participants in the Plan may withdraw part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. The Plan limits participants to two of the above withdrawal elections in each calendar year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of employee contributions and earnings thereon plus the value of all vested employer matching contributions can be rolled over to a tax qualified retirement plan or an IRA or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to rollover the vested account balance it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping and trustee fees are paid from participant accounts. For 2005, $1,078,111 was paid to the trustee or its affiliates for such services.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Former Viacom class A and class B common stock is reported at fair value based on quoted market prices on national security exchanges. Investments in registered investment companies are reported at fair value based on quoted market prices representing the net asset value of the units held by the Plan. The fair value of investments in separate accounts is determined by the Trustee based upon the fair value of the underlying securities. The fair value of investments in commingled trust funds are determined by each fund’s trustee based upon the fair value of the underlying securities. Participant loans are recorded at cost, which approximates fair value. Cash and cash

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

equivalents are valued at cost plus accrued interest, which approximate market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Interest in Master Trust Investment Accounts

The Company entered into a master trust agreement (the “Master Trust”) to invest the assets of the Plan as well as the Westinghouse Savings Program, a defined contribution plan also sponsored by the Company. Pursuant to the Master Trust, the Trustee has created seven MTIAs. Prior to April 1, 2005, the MTIAs consisted of the INVESCO Fund, the Wellington Growth Portfolio, the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund. In April 2005, the Boston Company Large Cap Value Fund was replaced with the Dodge & Cox Value Equity Fund and the Franklin Portfolio Mid Cap Stock Fund was created to replace the Fidelity Mid Cap Stock Fund, a previously available registered investment company. The Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and the Boston Company Large Cap Value Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan. Each of these MTIAs is maintained exclusively for the Master Trust. Each participating plan has an undivided interest in the MTIAs.

The INVESCO Fund invests primarily in benefit-responsive synthetic and traditional guaranteed investment contracts and separate accounts. The fair value of a unit of participation in the INVESCO Fund is determined by the Trustee based on the contract value of the underlying investments, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. The fair value of a unit of participation in all other MTIAs is determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the MTIAs are allocated daily to the plans investing in the MTIAs based on each plan’s proportionate interest. Income is allocated to participants based on their respective account balances.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-1-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans” effective for periods ending after December 15, 2006. This FSP clarifies the definition of fully benefit responsive investment contracts and establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans.  In addition, benefit responsive investment contracts which are currently stated at contract value, will be stated at fair value. Based on the fair value of benefit responsive investment contracts at December 31, 2005, the adoption of this FSP would not have a material impact on the net assets available for benefits.

NOTE 4—RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2005	2004
Barclays Global Investors S&P 500 Index Fund MTIA	$488,224	$479,722
Former Viacom class B common stock (a)	$355,221	$385,225
INVESCO Fund MTIA	$594,232	$578,560
Wellington Growth Portfolio MTIA	$154,260	$152,005

(a)              Includes nonparticipant-directed amounts of $27,797,221 in 2005 and $21,519,314 in 2004 (See Note 6). The Share Conversion has not been reflected as of December 31, 2005 since trading of CBS Corp. and New Viacom common stock did not commence until January 3, 2006.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

During the year ended December 31, 2005 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated/(depreciated) as follows:

Common stocks	$(679)
Commingled trusts	23,899
Registered investment companies (mutual funds)	2,607
Former Viacom class A and B common stock	(40,246)
Other	27
Net depreciation	$(14,392)

NOTE 6—NONPARTICIPANT-DIRECTED INVESTMENTS

During 2005 and 2004, employer non-vested matching contributions are invested entirely in Former Viacom class B common stock. When participants become fully vested in their Company matching contributions they may transfer these contributions out of the Former Viacom Stock Fund into any other investment option. These fully vested matching contributions are no longer considered to be nonparticipant directed regardless of whether they are transferred by the employee. Effective January 1, 2006, participants are permitted to immediately transfer their Company matching contributions into any other investment option regardless of vesting.

Information about the net assets of nonparticipant-directed investments are as follows:

	At December 31,
	2005	2004
Net Assets:
Former Viacom class A common stock(a)	$67	$75
Former Viacom class B common stock(a)	$27,797	$21,519

(a)              The Share Conversion has not been reflected as of December 31, 2005 since trading of CBS Corp. and New Viacom common stock did not commence until January 3, 2006.

The increase in non participant-directed investments primarily reflects additional employer matching contributions for participants not fully vested in the plan partially offset by the transfer of balances that became fully vested, forfeitures and changes in fair value during 2005.

NOTE 7—INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated May 20, 2003,  that the Plan continues to satisfy the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and as such does not require a new determination letter at this time. In addition, the Plan administrator does not believe that a new determination letter is required as a result of the Separation.

NOTE 8—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right, by action of its Board, to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 9—INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan’s interest in the total net assets of each of the MTIAs at December 31, 2005 and 2004 was as follows:

	December 31,
	2005	2004
Barclays Global Investors S&P 500 Index Fund	84.02%	81.48%
Dodge & Cox Value Equity Fund	91.43%	—
Franklin Portfolio Mid Cap Stock Fund	82.02%	—
INVESCO Fund	100.00%	99.88%
Mellon Bank EB SMAM Aggregate Bond Index Fund	95.95%	93.54%
Mellon Capital Tactical Asset Allocation Fund	100.00%	99.99%
The Boston Company Large Cap ValueFund	—	95.15%
Wellington Growth Portfolio	82.82%	80.07%

See Note 3 for a description of the MTIAs.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

The following table presents the investments held by the MTIAs:

	At December 31,
	2005	2004
Barclays Global Investors S&P 500 Index Fund(a)	$581,051	$588,773
Dodge & Cox Value Equity Fund, at fair value:
Common stocks	111,453	—
Common collective trust	4,865	—
Franklin Portfolio Mid Cap Stock Fund, at fair value:
Common stocks	63,142	—
Common collective trust	400	—
INVESCO Fund, at contract value:
Synthetic investment contracts	20,248	27,989
Separate accounts	565,351	537,893
Guaranteed investment contracts	963	2,611
Common collective trust	7,670	10,849
Mellon Bank EB SMAM Aggregate Bond Index Fund(a)	63,129	60,919
Mellon Capital Tactical Asset Allocation Fund(a)	5,128	4,350
The Boston Company Large Cap Value Fund(a)	—	86,303
Wellington Growth Portfolio, at fair value:
Common stocks	185,027	188,276
Common collective trust	309	2,300
Net investments held by the MTIAs	$1,608,736	$1,510,263

(a)              Invested entirely in commingled trust funds.

Investment income of the MTIAs was as follows:

Year Ended December 31, 2005
Dividends	$3,254
Guaranteed investment contracts	114
Interest income	281
Net appreciation of commingled trust funds	30,747
Net appreciation of Dodge & Cox Value Equity Fund	7,689
Net appreciation of Franklin Portfolio Mid Cap Stock Fund	4,914
Net appreciation of Wellington Growth Portfolio	8,212
Separate accounts	26,212
Synthetic investment contracts	1,451
Investment manager fees	(1,907)
Net investment income of the MTIAs	$80,967

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are valued at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2005 and 2004, investments in the INVESCO Fund MTIA at contract value of $594,231,515 and $579,341,362, respectively, had fair values in the aggregate of $592,185,680 and $592,055,638, respectively. The average yield was approximately 4.8% for 2005 and crediting interest rates were approximately 3.9% at December 31, 2005 and 4.1% at December 31, 2004.

A synthetic guaranteed investment contract provides for guaranteed returns on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value representing the amounts by which the value of contracts is greater or less than the value of the underlying assets. Included in the contract value of the synthetic guaranteed investment contracts are $265,370 and $1,239,487 at December 31, 2005 and 2004, respectively, attributable to wrapper contract providers.

NOTE 10—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2005	2004
Net assets available for benefits per the financial statements	$2,292,764	$2,197,993
Amounts allocated to withdrawing participants	(108)	(735)
Net assets available for benefits per the Form 5500	$2,292,656	$2,197,258

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2005

Benefits paid to participants per the financial statements	$181,855
Add: Amounts allocated to withdrawing participants at December 31, 2005	108
Less: Amounts allocated to withdrawing participants at December 31, 2004	(735)
Benefits paid to participants per the Form 5500	$181,228

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005 but were not paid as of that date.

SCHEDULE H, line 4i

CBS 401 (k) PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2005
(Dollars in thousands)

		Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Current Value
		SELF DIRECTED ACCOUNTS			$ 23,256

		CORPORATE STOCK-COMMON
*	(b)	(c) VIACOM INC. CLASS A COMMON STOCK			5,317
*		(c) VIACOM INC. CLASS A COMMON STOCK - NONPARTICIPANT-DIRECTED		$ 32	67
*	(b)	(c) VIACOM INC. CLASS B COMMON STOCK			327,319
*		(c) VIACOM INC. CLASS B COMMON STOCK - NONPARTICIPANT-DIRECTED		$ 30,645	27,797

		TOTAL CORPORATE STOCK-COMMON			360,500

		REGISTERED INVESTMENT COMPANIES

		VANGUARD LIFESTRATEGY MODERATE GROWTH FUND			108,911
*		DFA U.S. SMALL CAP FUND			96,586
		VANGUARD LIFESTRATEGY GROWTH FUND			46,252
		VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND			22,289
		VANGUARD CALVERT SOCIAL INDEX FUND			4,602
		TOTAL REGISTERED INVESTMENT COMPANIES			278,640

		COMMINGLED TRUST FUNDS
		CAPITAL GUARDIAN INTL EQUITY FUND			87,275
		CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND			47,810
		TOTAL COMMINGLED TRUST FUNDS			135,085
		LOANS TO PARTICIPANTS	Various maturities and interest rates ranging from 4.01% to 11.50%		32,074

		GRAND TOTAL			$ 829,555

*                     Identified as a party-in-interest to the Plan.

(a)              Cost for nonparticipant-directed investments only

(b)              A portion of these assets are held in the self directed accounts

(c)              The separation of Viacom Inc. into two publicly traded entities, CBS Corporation (“CBS Corp.”) and new Viacom Inc. (“New Viacom”) was completed on December 31, 2005. As a result, each outstanding share of Viacom Inc. class A common stock was converted into .5 of a share of CBS Corp. Class A Common Stock and .5 of a share of New Viacom class A common stock and each outstanding share of Viacom Inc. class B common stock was converted into .5 of a share of CBS Corp. Class B Common Stock and .5 of a share of New Viacom class B common stock (“Share Conversion”). The Share Conversion has not been reflected as of December 31, 2005 since trading of CBS Corp. and New Viacom common stock did not commence until January 3, 2006.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CBS 401(k) PLAN

Date: June 28, 2006	By:	/s / ANTHONY G. AMBROSIO
Anthony G. Ambrosio
Member of the Retirement Committee

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